

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   June 27, 2016

<u>Via E-mail</u>
Peter Ganz
Senior Vice President, General Counsel and Secretary
Ashland Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, KY 41012

> **Re:** **Ashland Holdings Global Inc.**
> **Registration Statement on Form S-4**
> **Filed May 31, 2016**
> **File No. 333-211719**

Dear Mr. Ganz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Reorganization Proposal, page 9
Material U.S. Federal Income Tax Consequences, page 11

1.   We note the disclosure that the discussion of the material U.S. federal income tax consequences contained in this registration statement is intended to provide only a general summary. Because the discussion is an opinion of counsel, please remove the disclosure that it is a "intended to provide only a general summary."

Risk Factors, page 13
The initial phase of the Separation and the Final Separation will…, page 16

2.   Please quantify to the extent possible, the "significant costs and expenses" you expect to incur in the process of completing the initial phase of the separation and the final separation.

Selected Historical Consolidated Financial Information for Ashland, page 20

3. We note you have incorporated your interim financial statements for the fiscal quarter ended March 31, 2016, filed on April 26, 2016, by reference in your filing. In this regard, we have the following comments on your Form 10-Q for the fiscal quarter ended March 31, 2016:

    - Please expand your disclosures in your Management's Discussion and Analysis to provide substantive justification specific to your circumstances as to why each non-GAAP measure presented is useful to investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K.

    - We note your disclosure of "Losses on pension and other postretirement plan remeasurements" which are excluded in your reconciliation of net income to Adjusted EBITDA on pages 41 and 42. Please expand your disclosure to quantify the amounts of actual and expected asset returns and the amount of net periodic pension cost that is included in the non-GAAP measure.

U.S. Federal Income Tax Consequences to Ashland Shareholders, page 31

4. We note that the tax opinion states that Ashland shareholders should not recognize any gain or loss in the Reorganization and that the aggregate tax basis of the Ashland Global common stock received in the Reorganization by an Ashland shareholder should be the same as such shareholder's aggregate tax basis in the Ashland common stock surrendered in exchange. Please explain why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

Unaudited Pro Forma Condensed Consolidated Financial Information for Ashland Global, page 52

5. With regard to the presentation of offering proceeds, please provide us details of your expectations for a firm commitment from your underwriters. Tell us how you intend to present pro forma information necessary to reflect varying assumptions about the size of the offering and application of proceeds. Refer to Rule 11-02(b) of Regulation S-X.

6. Please explain your basis for reflecting the IPO of Valvoline in the pro forma balance sheet, considering the spin-off of Valvoline will occur before the intended offering and the offering is not a condition to completion of the reorganization.

Where You Can Find Additional Information, page 67

7. We note that you have not incorporated by reference the Forms 8-K filed since the end of the fiscal year covered by Ashland's 2015 Form 10-K. Please see Item 11(a)(2) of Form S-4, and revise.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
Thomas Dunn
Cravath, Swaine & Moore LLP